                                    Filed by Harvard Bioscience, Inc.

                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                                    Subject Company:  Genomic Solutions Inc.
                                    Commission File No.:  000-30549

This filing contains statements about Harvard Bioscience, Inc. ("HBIO"), Genomic Solutions Inc. ("GNSL") or the proposed combination of HBIO and GNSL that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties and other factors that may cause HBIO's and GNSL's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements about the impact of an acquisition on future revenues and earnings, the expected closing date of the transaction, HBIO's and GNSL's ability to consolidate and leverage the business, acquired technology, sales force or marketing expertise, the ability of GNSL to achieve HBIO's traditional growth rates and HBIO's and GNSL's plans, objectives and intentions contained in this press release that are not historical facts. In particular there is a risk that the acquisition will not generate revenues or pro forma earnings that HBIO and GNSL anticipate. Other factors that may cause HBIO's and GNSL's actual results to differ materially from those in the forward looking statements include those set forth under the heading "Important Factors That May Affect Future Operating Results" in HBIO's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and under the heading "Risk Factors" in GNSL's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as well as other risks described in HBIO's and GNSL's public filings or factors, if any, of which HBIO and GNSL are not currently aware. HBIO and GNSL may not update these forward-looking statements, even though their situation may change in the future, unless they have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information.

Harvard Bioscience, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission including a registration statement on Form S-4 containing a prospectus. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Harvard Bioscience, Inc. can be obtained, without charge, by directing a request to Harvard Bioscience, Inc.,
Attn: Chief Financial Officer, telephone (508) 893-8999. Harvard Bioscience, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of


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Harvard Bioscience, Inc. and their ownership of Harvard Bioscience, Inc. common stock is set forth in the proxy statement for Harvard Bioscience, Inc.'s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 17, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus regarding the proposed transaction when it becomes available.

GNSL will file a proxy statement with the Securities and Exchange Commission in connection with the proposed transaction. The proxy statement will be sent to the stockholders of GNSL seeking their approval of the proposed transaction. Investors and security holders are urged to read the proxy statement because it will contain important information. When filed, this document may be obtained free of charge at the website maintained by the Securities and Exchange Commission at "www.sec.gov." This document may also be obtained free of charge by requesting it in writing from Genomic Solutions Inc., Investor Relations, 4355 Varsity Drive, Ann Arbor, Michigan 48108. GNSL and its officers and directors may be deemed to be participants in the solicitation of proxies from GNSL stockholders in favor of the merger. A description of the interests of GNSL's executive officers and directors in GNSL is set forth in the proxy statement for GNSL's annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 11, 2002.


THE FOLLOWING IS A CURRENT REPORT ON FORM 8-K FILED BY GNSL ON AUGUST 12, 2002:


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K
                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934




                         DATE OF REPORT: AUGUST 12, 2002
                        (Date of earliest event reported)




                             GENOMIC SOLUTIONS INC.
             (Exact name of registrant as specified in its charter)




DELAWARE                 COMMISSION FILE NO. 000-30549     38-3383038
(State of incorporation)                                 (IRS Employer I.D. No.)



                               4355 VARSITY DRIVE
                            ANN ARBOR, MICHIGAN 48108
                    (Address of principal executive offices)



                                 (734) 975-4800
              (Registrant's telephone number, including area code)


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ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

     On August 12, 2002, the Board of Directors of Genomic Solutions Inc. (the "Company") engaged KPMG LLP ("KPMG") to serve as the Company's independent public accountants for the fiscal year 2002.

     During the years ended December 31, 2001 and 2000 and through the date of the Board's decision, the Company did not consult KPMG with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS


Exhibit                                                                 Filed
Number             Description                                        Herewith
------             -----------                                        --------
99.1               Press Release dated August 12, 2002                    X

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         GENOMIC SOLUTIONS INC.,
                                         a Delaware corporation


Date:  August 12, 2002                   By: /s/ Steven J. Richvalsky
                                            ------------------------------------
                                                  Steven J. Richvalsky
                                         Its:     Executive Vice President
                                                  and Chief Financial Officer

Exhibit                                                                 Filed
Number             Description                                        Herewith
------             -----------                                        --------
99.1               Press Release dated August 12, 2002                    X